Troutman Pepper Hamilton Sanders LLP 401 9th Street, NW, Suite 1000 Washington, DC 20004 troutman.com

Thomas M. Rose

Partner

757-687-7715

thomas.rose@troutman.com

June 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attn: Gary Newberry, Jeanne Baker, Michael Davis and Jeffrey Gabor

Re:	ProMIS Neurosciences Inc. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted April 5, 2022 CIK No. 0001374339

Ladies and Gentlemen:

On behalf of our client, ProMIS Neurosciences Inc. (the “Company”), we submit this letter in response to the comments from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) received by letter dated April 26, 2022 (the “Staff Letter”) relating to the Company’s Amendment No. 1 to its Draft Registration Statement on Form 10 (CIK No. 0001374339), as confidentially submitted via EDGAR to the Commission on April 4, 2022 (as amended, the “Draft Registration Statement”).

Concurrently with the submission of this response to the Staff Letter, the Company is publicly filing its registration statement on Form 10 (the “Public Registration Statement”), which reflects changes made in response to the Staff Letter and certain other changes. Based on a recent announcement by the Staff, we have not mailed to the Commission’s offices any courtesy copies of this response letter or marked copies of the Public Registration Statement showing all changes from the Draft Registration Statement. Nevertheless, should you desire for us to do so, please advise.

For ease of reference, the text of each of the Staff’s comments is reproduced in italics in numerical sequence in this letter, with the response of the Company immediately following each comment.

Securities and Exchange Commission

June 22, 2022

Amendment No. 1 to Draft Registration Statement on Form 10 Submitted April 5, 2022

Item 1. Business

Our Pipeline, page 2

1.	We note your response to prior comment 1. Please revise the width of the "Discovery" and "Preclinical" columns so they are no larger than the columns for each of Phases 1, 2, and 3.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 3 of the Public Registration Statement.

Overview of ProMIS Intellectual Property (IP) Portfolio, page 25

2.	We note your Patent Portfolio Summary table in Appendix A. Please clarify in this table whether each patent is owned or licensed and the type of patent protections.

RESPONSE:

In response to the Staff’s comment, the Company has revised Appendix A to the Public Registration Statement.

License Agreements, page 26

3.	We note your response to prior comment 6 and that your agreement with the University of British Columbia will expire upon the expiration of ProMIS’ obligation to pay royalties to UBC. Please revise to clarify when the obligation to pay royalties is expected to expire. Additionally, we note that your agreement with the University Health Network expires upon expiration of the last patent issued on any of the technology under the agreement. Please revise to clarify when these patent rights are expected to expire.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure on page 26 of the Public Registration Statement.

Thank you for your consideration of the Company’s response. If you have any questions or require additional information, please do not hesitate to contact me at the phone number or address set forth above.

Securities and Exchange Commission

June 22, 2022

Very truly yours,

/s/ Thomas M. Rose
Thomas M. Rose, Esq.
Troutman Pepper Hamilton Sanders LLP

cc:       Eugene Williams, Chairman and CEO, ProMIS Neurosciences Inc.